EXHIBIT 21.1

SUBSIDIARIES OF CORONADO BIOSCIENCES, INC.

Subsidiaries of Coronado Biosciences, Inc. at December 31, 2014:

•	Altamira Bio Inc., formerly TSO Development Corporation, Inc.
•	CB Pharma Acquisition Corp.
•	CB Securities Corporation
•	Coronado SO Co., Inc.
•	Cyprium, Inc.
•	Innmune Limited
•	Journey Medical Corporation

Additional subsidiaries of Coronado Biosciences, Inc. formed after December 31, 2014:

•	Avenue Therapeutics, Inc.
•	Checkpoint Therapeutics, Inc.